Filed pursuant to Rule 433

Registration No. 333-234713

Issuer Free Writing Prospectus dated April 26, 2022

Relating to Preliminary Prospectus Supplement dated April 26, 2022

Pricing Term Sheet

$350,000,000 4.345% Senior Fixed Rate/Floating Rate Notes due 2028

$450,000,000 4.570% Senior Fixed Rate/Floating Rate Notes due 2033

Issuer:	SVB Financial Group

Securities:	$350,000,000 4.345% Senior Fixed Rate/Floating Rate Notes due 2028 (the “Senior Notes due 2028”) $450,000,000 4.570% Senior Fixed Rate/Floating Rate Notes due 2033 (the “Senior Notes due 2033”)

Ranking:	Senior Notes

Principal Amount:	$350,000,000 for the Senior Notes due 2028 $450,000,000 for the Senior Notes due 2033

Coupon:

Senior Notes due 2028

Fixed Rate Period: 4.345% per annum

Floating Rate Period: Compounded SOFR determined as set forth under “Description of the Notes — Interest” in the preliminary prospectus supplement dated April 26, 2022, plus 1.713%

Senior Notes due 2033

Fixed Rate Period: 4.570% per annum

Floating Rate Period: Compounded SOFR determined as set forth under “Description of the Notes — Interest” in the preliminary prospectus supplement dated April 26, 2022, plus 1.967%

Price to Public:

100.000% of face amount, plus accrued interest, if any, from April 29, 2022 for the Senior Notes due 2028

100.000% of face amount, plus accrued interest, if any, from April 29, 2022 for the Senior Notes due 2033

Expected Ratings:	A3 (S) / BBB (Pos) (Moody’s / S&P)(*)

Pricing Date:	April 26, 2022

Settlement Date:	April 29, 2022 (T+3)(**)

Maturity Date:	April 29, 2028 for the Senior Notes due 2028 (the “2028 Maturity Date”) April 29, 2033 for the Senior Notes due 2033 (the “2033 Maturity Date”)

Fixed Rate Period:	From, and including, April 29, 2022 to, but excluding, April 29, 2027 for the Senior Notes due 2028 From, and including, April 29, 2022 to, but excluding, April 29, 2032 for the Senior Notes due 2033

Floating Rate Period:	From, and including, April 29, 2027 to, but excluding, the 2028 Maturity Date From, and including, April 29, 2032 to, but excluding, the 2033 Maturity Date

Interest Payment Frequency:	Fixed Rate Period: Semi-Annually Floating Rate Period: Quarterly

Interest Payment Dates:

Senior Notes due 2028

Fixed Rate Period: Every April 29, and October 29, commencing on October 29, 2022 and ending on April 29, 2027

Floating Rate Period: July 29, 2027, October 29, 2027, January 29, 2028 and the 2028 Maturity Date

Senior Notes due 2033

Fixed Rate Period: Every April 29 and October 29, commencing on October 29, 2022 and ending on April 29, 2032

Floating Rate Period: July 29, 2032, October 29, 2032, January 29, 2033 and the 2033 Maturity Date

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Reference Benchmark:	2.500% US Treasury due March 31, 2027 for the Senior Notes due 2028 1.875% US Treasury due February 15, 2032 for the Senior Notes due 2033

Benchmark Price / Yield:	98-203⁄4 / 2.795% for the Senior Notes due 2028 92-11+ / 2.770% for the Senior Notes due 2033

Spread to Benchmark:	+155 basis points for the Senior Notes due 2028 +180 basis points for the Senior Notes due 2033

Optional Redemption:

Senior Notes due 2028:

The Senior Notes due 2028 will be redeemable in whole, but not in part, by the Issuer on April 29, 2027, the date that is one year prior to the 2028 Maturity Date, at a redemption price equal to 100% of the principal amount of the Senior Notes due 2028, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, the Senior Notes due 2028 will be redeemable, in whole or in part, by the Issuer on or after the 30th day prior to the 2028 Maturity Date at a redemption price equal to 100% of the principal amount of the Senior Notes due 2028 being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Senior Notes due 2033:

The Senior Notes due 2033 will be redeemable in whole, but not in part, by the Issuer on April 29, 2032, the date that is one year prior to the 2033 Maturity Date, at a redemption price equal to 100% of the principal amount of the Senior Notes due 2033, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, the Senior Notes due 2033 will be redeemable, in whole or in part, by the Issuer on or after the 90th day prior to the 2033 Maturity Date at a redemption price equal to 100% of the principal amount of the Senior Notes due 2033 being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

CUSIP / ISIN:	78486Q AR2 / US78486QAR20 for the Senior Notes due 2028 78486Q AS0 / US78486QAS03 for the Senior Notes due 2033

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. Morgan Stanley & Co. LLC

Co-Manager:	SVB Securities LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day prior to the delivery of the notes hereunder may be required, by virtue of the fact that the notes initially will settle on the third business day following the pricing date (T+3), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the preliminary prospectus supplement and, when available, the final prospectus supplement if you request them by calling Goldman Sachs & Co. LLC at 1-212-902-1171, BofA Securities, Inc. at 1-800-294-1322 (toll-free) or Morgan Stanley & Co. LLC at 1-866-718-1649.

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